

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

William Fehrman
Chief Executive Officer
Centuri Holdings, Inc.
19820 North 7th Avenue, Suite 120
Phoenix, AZ 85027

> **Re: Centuri Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 1, 2024**
> **CIK No. 0001981599**

Dear William Fehrman:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Industry, page 5

1. We note your disclosure that according to the Edison Electric Institute, total capital expenditures more than doubled from $74 billion to $168 billion between 2010 and 2025 among the major public investor-owned U.S. electric utilities. Please revise to disclose the date that such information was published and clarify the extent to which this information is forecasted information.

Management
Executive Officers and Directors, page 120

2.   Please revise to disclose the period during which Karen Haller has served as President and
       Chief Executive Officer of Southwest Gas Holdings and Chief Executive Officer of
       Southwest Gas Corporation.

Centuri Group, Inc. Audited Consolidated Financial Statements
8. Goodwill and Intangible Assets, page F-26

3.   We note that you recorded significant goodwill impairment charges related to the Riggs
       Distler reporting unit in both fiscal 2022 and 2023. Please address the following points:
       •   Provide a description of the facts and circumstances leading to the impairments
           in each year to comply with ASC 350-20-50-2(a).
       •   Tell us how you considered the goodwill impairments and their underlying triggers in
           assessing potential impairment of the intangible and long lived assets at Riggs
           Distler.
       •   Please discuss the impairments in your results of operations within management's
           discussion and analysis.

       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please
contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other
questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation

cc: John Hensley